Exhibit 99.56

Consent of Darcy Hirsekorn

The undersigned hereby consents to being named as having approved the disclosure of certain scientific and technical information contained or incorporated by reference into the Registration Statement on Form 40-F of Uranium Royalty Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto, related to the following:

(a)	Annual information form dated April 5, 2021;
(b)	News release dated February 11, 2021
(c)	News release dated December 11, 2019;
(d)	Prospectus dated November 22, 2019

Signed and sealed “Darcy Hirsekorn”
Darcy Hirsekorn

Dated: April 22, 2021